Exhibit 99.4

EXECUTION COPY

Strategic COLLABORATION Agreement

BETWEEN

Lithium Americas Corp.

AND

Jiangxi Gangfeng Lithium Co. Ltd.

August 13, 2018

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strategic Collaboration AGREEMENT

THIS AGREEMENT is made this 13th day of August, 2018

BETWEEN:

LITHIUM AMERICAS CORP., a corporation incorporated under the laws of British Columbia

(“LAC”)

- and -

JIANGXI GANFENG LITHIUM CO., LTD., a corporation existing under the laws of the People’s Republic of China

(“GHG”)

PREFACE

LAC and GHG are independent companies, but have established a strong, mutually beneficial relationship based on strategic collaboration.  The relationship commenced in 2016 with the achievement of a successful financing and off-take transaction related to the Cauchari Olaroz Project. Concurrently with the execution of this Agreement, the parties have executed a transaction agreement pursuant to which, among other things, GHG will become LAC’s partner in the development of the Cauchari Olaroz Project.

Since establishing their relationship, both companies have engaged extensively to understand each other’s respective values, strategic priorities and operating capabilities.  Senior management and technical teams from each company have participated in multiple site visits to view the other’s operations in Argentina, the United States and, in the case of GHG, China.  This engagement and interaction has confirmed that GHG and LAC share common values and objectives, and have complementary strengths and resources.

GHG and LAC believe that, working together in collaboration, they can more efficiently and successfully achieve their common goal of acquiring and developing additional world-class lithium resources throughout North and South America.  Therefore, by this Strategic Collaboration Agreement, LAC and GHG have agreed to establish mechanisms to encourage increased communication and knowledge-sharing between their respective management and technical teams, with the objective of identifying, evaluating and considering joint collaboration with respect to future acquisition and development opportunities in North and South America, for the benefit of each of their respective owners and stakeholders.

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1.	INTERPRETATION
1.1	Defined Terms.

For the purpose of this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Cauchari Olaroz Project” means the Cauchari-Olaroz Lithium Project located in Jujuy Province, Argentina and owned by Exar;
(b)	“Exar” means Minera Exar SA;
(c)	“GHG” means Jiangxi Ganfeng Lithium Co., Ltd.;
(d)	“LAC” means Lithium Americas Corp.;
(e)	“Mariana Project” means the Mariana lithium brine project located in Salta, Argentina and operated as a joint venture between GHG and International Lithium Corp.
(f)	“Parties” means GHG and LAC, and “Party” means any one of them;
(g)	“Potential Deposits” has the meaning set forth in Section 2.1(a) of this Agreement;
(h)	“Potential Projects” has the meaning set forth in Section 2.1(b) of this Agreement;
(i)	“Strategic Management Committee” has the meaning set forth in Section 2.2(a) of this Agreement; and
(j)	“Thacker Pass Project” means the Thacker Pass Project located in Humboldt County, Nevada, USA and owned by LAC.
2.	AGREEMENTS
2.1	OBJECTIVES

The Parties agree that it would be mutually beneficial to establish a formal relationship of strategic collaboration, having the following objectives and for the following purposes:

(a)	To provide a means for LAC and GHG to efficiently and securely share knowledge, contacts and information regarding lithium deposits located in North and South America (“Potential Deposits”);
(b)	To work together to evaluate Potential Deposits, with a view to identifying world class lithium projects worthy of undertaking further exploratory and due diligence efforts (“Potential Projects”);

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(c)

To jointly undertake technical, economic, social, legal and other appropriate due diligence in respect of Potential Projects (“Due Diligence Review”), leveraging one-another’s strengths and resources to conduct such Due Diligence Review in an efficient and prudent manner; and

(d)

To bring to bear each Party’s technical, financial and management knowledge and experience to jointly assess whether to invest in a Potential Project, having regard to whether it would be in the best interests of each Party to do so.

2.2	STRATEGIC COLLABORATION

Having regard to the objectives set forth in Section 2.1, the Parties hereby agree that:

(a)	They shall establish a strategic management committee (“Strategic Management Committee”) having the following features:
(i)	it shall host an equal number representatives of LAC and GHG; and
(ii)	it shall meet, in person or by telephone, at least once per calendar quarter;
(b)	The Strategic Management Committee shall be responsible for:
(i)	establishing and overseeing a framework to identify Potential Deposits;
(ii)	establishing and overseeing a secure and efficient protocol by which the Parties may share knowledge, contacts and information regarding Potential Deposits;
(iii)	upon identification of Potential Deposits, establishing and overseeing a framework for assessing such Potential Deposits and to determine whether they are worthy of undertaking a Due Diligence Review;
(iv)	upon identification of a Potential Project, establishing and overseeing a framework for the conduct of a Due Diligence Review;
(v)

establishing and overseeing a framework for decision-making regarding (A) whether to make an investment in a Potential Project (“Potential Investment”), (B) determining the form and structure of any such Potential Investment, (C) entering into one or more definitive agreements among the Parties in respect of the Potential Investment, and (D) negotiating the Potential Investment with the relevant counterparty; and

(vi)

managing the Parties’ relationship with advisors and consultants retained by the Parties pursuant to this Agreement, and establishing and overseeing a framework with respect to apportioning the payment of any such advisor and consultant fees among the Parties, in each case having regard to the efficiencies that can be realized by leveraging the strengths and resources of each Party.

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2.3	Express Exceptions
(a)	The Parties agree that the principles and agreements contained in this Agreement do not apply to the Thacker Pass Project, the Cauchari Olaroz Project or the Mariana Project.
(b)

The Parties agree that nothing contained in this Agreement shall obligate either Party to make any Potential Investment, and that any decision to proceed with a Potential Investment shall be in the sole and unfettered discretion of each Party, having regard to its own best interests.

(c)	The Parties agree that this agreement is not exclusive and the Parties may, in their sole discretion, engage in similar collaborations with any other party.
3.	NOTICES

Any notice to be given hereunder may be delivered in person or transmitted by electronic communication, addressed as follows:

(a)	if to LAC:

Lithium Americas Corp.

Suite 1100, 355 Burrard Street

Vancouver, BC   V6C 2G8

Attention:	Chief Executive Officer
Email:	[redacted – personal information]
(b)	if to GHG:

Jiangxi Ganfeng Lithium Co., Ltd.

Suite 1802A, Tower B

Jinying Mansion, 1518 Minsheng Road

Pudong, Shanghai

Attention:	Haibing Shen
Email:	[redacted – personal information]

with copies (which shall not constitute notice)

Gowling WLG (Canada) LLP

550 Burrard Street, Suite 2300, Bentall 5

Vancouver, BC V6C 2B5 Canada

Attention:	Linda J. Hogg
E-mail:	linda.hogg@gowlingwlg.com

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Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).  Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 3.

4.	CONFIDENTIALITY
(a)	The parties acknowledge and agree that the activities contemplated by this Agreement are confidential.
(b)

Neither party shall, at any time or under any circumstances, without the prior consent of the other party, directly or indirectly communicate or disclose to any person (other than its employees, agents, advisors and representatives as reasonably necessary in connection with the collaboration contemplated by this Agreement) or make use of any confidential knowledge or information acquired by such party resulting from discussions, collaboration or otherwise under this Agreement (“Confidential Information”). However, the foregoing obligation of confidentiality shall not apply to:

(i)	information that is or becomes generally available to the public (other than by disclosure by such party or its employees, agents, advisors or representatives contrary to this section);
(ii)	information that is reasonably required to be disclosed by a party to protect its interests in connection with any valuation or legal proceeding under this Agreement; or
(iii)	information that is required to be disclosed by law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.
(c)

Each of the Parties acknowledges that disclosure of any Confidential Information in contravention of this Section may cause significant harm to the other party and that remedies at law may be inadequate to protect against a breach of this Section. Accordingly, the non-disclosing party shall be entitled, in addition to any other relief available to it, to the granting of injunctive relief without proof of actual damages or the requirement to establish the inadequacy of any of the other remedies available to it. Neither of the parties shall assert any defence in proceedings regarding the granting of an injunction or specific performance based on the availability to the other party of any other remedy.

(d)	The Parties agree that the provisions of this Section shall continue in force during the term of this Agreement and for a period of 24 months following the termination of this Agreement.

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5.	TERMINATION

This Agreement may be terminated at any time by either party. Any such termination shall be effective on the 60th day following the date on which a party has delivered to the other party written notice confirming the termination.

6.	EFFECT AND GOVERNING LAW
(a)

The Parties agree that, with the exception solely of Section 4 (Confidentiality Agreement) hereof (the “Binding Provision”), this Agreement is intended to express the desire of the Parties to collaborate with respect to opportunities but is non-binding in all respects, that no enforceable obligations or commitments are created hereby, and that, should a decision be made to pursue a Potential Investment pursuant to this Agreement, the Parties will enter into a separate, binding agreement in respect thereof.

(b)

The Parties agree that the Binding Provision shall be governed by the laws of the Province of Ontario, and the federal laws of Canada applicable therein.  The Parties attorn to the exclusive jurisdiction of the Courts in the Province of Ontario with respect to the Binding Provision.

7.	NO PARTNERSHIP

Nothing in this Agreement is to constitute or be deemed to constitute a legal partnership for any purpose between the Parties or an agency of one Party to another Party, or in any way create a fiduciary duty of one Party to another Party.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

JIANGXI GANFENG LITHIUM CO., LTD.

By:	“Wang Xiaoshen”
Name: Wang Xiaoshen
Title: Executive Vice President

LITHIUM AMERICAS CORP.

By:	W. Thomas Hodgson
Name: W. Thomas Hodgson
Title: Chief Executive Officer

LEGAL_1:50904360.3	Signature Page to Strategic Collaboration Agreement